UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May, 2020
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. (the "Company"), dated May 20, 2020, announcing preliminary financial results for the quarter ended March 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: May 29, 2020	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q1 2020

SFL Corporation Ltd.

Preliminary Q1 2020 results and quarterly cash dividend of $0.25 per share

Hamilton, Bermuda, May 20, 2020. SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended March 31, 2020.

Highlights

•	65th consecutive quarterly dividend declared, $0.25 per share

•	Operating revenue of $122 million, and net loss of $87 million in the first quarter, including approximately $114 million in non-cash negative adjustments

•	Received charter hire[1] of approximately $161 million in the quarter from the Company’s vessels and rigs, including $6.4 million of profit share

•	Adjusted EBITDA[2] of $94 million from consolidated subsidiaries in addition to $26 million from wholly-owned non-consolidated subsidiaries

•	Increased the fixed rate charter backlog by approximately $230 million, including charter extensions for ten container vessels and a vessel acquisition

•	Acquisition of a 2020-built scrubber fitted VLCC for $65 million with a seven year charter to Landbridge Group and underlying three year sub-charter to an oil major

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

“During the first quarter SFL did not experience any material business interruptions resulting from the Covid-19 pandemic. We have maintained a continuous focus on operational safety with a significant number of proactive measures to ensure safety for crew on board our vessels as well as for onshore employees.

Notwithstanding the impacts of Covid-19 on global trade, all our counterparties are current on charter hire payments, with good visibility for the second quarter. We will of course continue to closely monitor developments in our customers’ end-markets in order to be able to react quickly to any potential business disruptions. At the same time we look for new business opportunities, as illustrated by the acquisition announced earlier today.

In light of the unprecedented market volatility caused by the Covid-19 pandemic, the Board has therefore decided to adjust the quarterly dividend, reflecting the Company’s conservative profile and our commitment to create long term shareholder value.”

Quarterly Dividend

The Board of Directors has declared a quarterly cash dividend of $0.25 per share. The dividend will be paid on or around June 30, to shareholders on record as of June 18, and the ex-dividend date on the New York Stock Exchange will be June 17, 2020.

Results for the Quarter ended March 31, 2020
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $121.9 million in the first quarter of 2020, compared to $119.9 million in the previous quarter. This figure is lower than charter hire received as it excludes $12 million of charter hire accounted for as ‘repayment of investment in finance leases and vessel loans’ that is not reflected in the income statement. In addition, 100% owned subsidiaries which are classified as ‘investment in associates’ for accounting purposes, received charter hire of $26.2 million for the quarter that is also not included in the U.S. GAAP operating revenue number above.

1 Charter hire represents the amounts billable in the period by the Company and its 100% owned associates for chartering its vessels. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.

The Company recorded non-cash losses and one-off items of $113.5 million, including impairment charges of approximately $80.5 million in the quarter relating mainly to seven Handysize bulk carriers. Due to the extreme market movements towards the end of the quarter, SFL also recorded a $13.6 million unrealized loss on its marketable securities investments and a $23.2 million non-cash loss relating to hedging derivatives, including interest swaps and currency hedges. In addition, the Company recorded $2.0 million of non cash amortisation of deferred charges, and $2.1 million of credit losses which were offset by gains of $2.3 million from sale of vessels, $4.4 million from the settlement of promissory notes and $1.1 million of gains on the repurchase of bonds.
Reported net loss pursuant to U.S. GAAP for the quarter was $87 million, or $0.81 per share.

Business Update

As of March 31, 2020, and adjusted for subsequent acquisitions and divestments, the fixed rate charter backlog from the Company’s fleet of 87 vessels and rigs was approximately $3.6 billion, with an average remaining charter term of approximately 4.5 years, or 7.4 years if weighted by charter revenue. In addition to the charter hire from vessels on long term charters, SFL also receives hire from vessels employed in the short term market and from profit share arrangements.
Some of the long term charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term. At the same time, the exercise of any such repurchase options will increase capital available to be deployed for new investments. Additionally, several charters include a profit sharing feature that may increase the Company’s future operating results.

Most of SFL’s vessels are contracted on time or voyage charters where the Company performs technical, operational and commercial management of the vessels. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for these management services.

Liners
SFL has a fleet of 48 container vessels and two car carriers. The liner fleet generated approximately $78.4 million in gross charter hire in the first quarter. Of this amount, approximately 96% was derived from vessels on long-term charters and approximately 4% was derived from vessels on short-term charters.
As of March 31, 2020, SFL’s liner fleet fixed rate backlog was approximately $1.9 billion, with an average remaining charter term of approximately 5 years or 8 years if weighted by charter revenue. The world’s two largest liner operators, Maersk and MSC, account for 84% of the liner backlog.

The container market has been significantly impacted by the Covid-19 pandemic and disruptions to demand has put pressure on short-term container vessel charter rates, as global container trade is projected to contract in 2020. All of the Company’s liner vessels, except for two small feeder vessels and two car carriers, are employed on long term fixed-rate charters. SFL is therefore largely insulated from short term market fluctuations.
Operators have managed to maintain box freight rates at relatively stable levels throughout the quarter, supported by a reduction in vessel capacity through blank sailings and fleet optimization, with further support from lower fuel prices. To date all our charterers are current on payments.

During the first quarter, SFL extended the charter agreement for three 10,000 teu class container vessels on time charter to Maersk Line until 2024. The three vessels will be fitted with exhaust gas cleaning systems during their upcoming dry dock surveys. Subsequent to quarter end, SFL entered into agreements to extend the charters for seven 4,100 teu container vessels on charter to MSC until 2025. In aggregate, these extensions added more than $170 million to SFL’s fixed rate charter backlog.

Tankers
SFL has twelve crude oil, product and chemical tankers, with the majority employed on long term charters, including one newbuilding. The vessels generated approximately $30.1 million in gross charter hire in the first quarter, including approximately $5.9 million in profit share.
Crude oil tanker rates remained strong during the first quarter. While there has been a significant disruption in global oil demand, oil production has remained at higher levels, which is reflected in the freight market where many vessels are used for storage. The VLCCs chartered to Frontline Shipping Limited ("FSL") earned approximately $79,300, on average per trading day in Q1 2020. Subsequent to quarter end the two VLCCs have been fixed on time charter contracts until Q4, ensuring quarterly profit share similar to Q1 levels.

In the first quarter, SFL sold the 2002-built VLCC Front Hakata and subsequently terminated the charter agreement for the vessel with FSL. Net proceeds to SFL was approximately $30 million.

The average daily time charter equivalent rate from the Company’s two modern Suezmax tankers was approximately $57,900 in the first quarter, compared to $33,000 in the previous quarter. These vessels are trading in a pool arrangement with two sister vessels owned by Frontline Ltd. One of the Suezmax tankers entered into drydock for special survey and scrubber retrofitting in March.

Subsequent to quarter end, SFL has agreed with the Landbridge Group to acquire the 2020-built scrubber fitted VLCC Landbridge Wisdom against a seven year charter back agreement. The vessel is scheduled for delivery in Q2 2020, and will upon delivery immediately commence a three year time charter to an oil major. The acquisition price of $65 million is financed by a $50 million non-recourse debt facility.

Dry Bulk
The Company owns 22 dry bulk carriers, 13 of which are employed on long term charters, and nine of which are trading in the short term market. The average charter duration is approximately 3.5 years or 7.6 years if weighted by charter revenue. SFL generated approximately $26.3 million in gross charter hire from the dry bulk fleet in the first quarter. Of this amount, approximately 83% was derived from vessels on long-term time charters and approximately 17% was derived from vessels on short-term time charters.
The Company has nine dry bulk vessels ranging between 32,000 and 57,000 dwt, employed on market related charters. The vessels earned an average time charter equivalent rate of approximately $3,700 per trading day in the first quarter, compared to $8,500 per day in the previous quarter.
As a result of the Covid-19 pandemic, global trade of dry bulk commodities has been negatively impacted with falling demand along with logistical issues related to port closures and quarantine restrictions, and significant uncertainty over demand outlook remains going forward.
SFL recorded a non-cash impairment charge of approximately $80.3 million relating to seven Handysize bulkers in the first quarter. With limited long term charter opportunities for these vessels, the Company will look at opportunities to divest these vessels in due course, subject to market conditions.

Offshore
SFL owns three drilling rigs chartered out to subsidiaries of Seadrill Limited ("Seadrill"). All three rigs were employed on bareboat charters and generated approximately $26.2 million in charter hire in the first quarter.
The harsh environment jack-up rig West Linus has been sub-chartered to ConocoPhillips until the end of 2028, while the harsh environment semi-submersible rig West Hercules is employed on consecutive sub-charters to Equinor in the North Sea. The semi-submersible rig West Taurus is currently in lay up in Norway.
Seadrill has disclosed that it is currently engaged in discussions with its secured lenders to provide operational flexibility and additional near-term liquidity. SFL believes it will be in all stakeholders' interest to have a financially stronger counterparty, and has initiated a constructive dialogue with Seadrill to find a sustainable path going forward, particularly for the rigs that are idle and not producing cash flow for Seadrill, including the West Taurus.
The three rigs contributed approximately $7.5 million, or $0.07 per share in net cash flow after debt service in the first quarter, of which $2.5 million, or $0.02 per share from the laid-up rig West Taurus.

The ownership of each of the three rigs is structured in independent subsidiaries with separate financing arrangements with only limited corporate guarantees from the SFL parent. This gives us more flexibility in the discussions with Seadrill and the financing banks. The aggregate bank loans related to the rigs was approximately $602 million at quarter end, and of this only $274 million, or 46%, was guaranteed by SFL.
In the first quarter, SFL agreed with Solstad Offshore ("SOFF") to terminate the charter agreements for five offshore support vessels. Four vessels were sold and delivered to unrelated third parties in the first quarter, while one vessel has been sold for recycling in Norway at a green recycling facility according to the European Ship Recycling Regulation. Following this, SFL has no offshore support vessels in the fleet.

Financing and Capital Expenditure
As of March 31, 2020, SFL had approximately $217 million of cash and cash equivalents, including cash held in wholly-owned non-consolidated subsidiaries. The Company had marketable securities of approximately $60.2 million, based on market prices at the end of the quarter. This included 3.4 million shares in Frontline Ltd. and financial investments in secured bonds and other securities. Subsequent to quarter end the Company has reduced its holding of Frontline shares to approximately 1.4 million.
In the first quarter, the Company raised NOK 600 million, or approximately $67 million, through a new five year senior unsecured bond loan addressing the NOK 500 million bond maturing in June 2020. The bond bears a coupon of NIBOR plus a margin of 440 basis points and has been swapped to USD at a fixed interest rate of approximately 5.9%. In the quarter, SFL bought back approximately $32.4 million of its own debt securities at a discount.
Despite volatile market conditions, SFL has continued to source financing facilities at very attractive terms. This includes a $15 million bank facility for three smaller container vessels and a $40 million bank facility on two Suezmax tankers in March. Subsequent to quarter end, SFL entered into a five year $175 million bank facility for refinancing of four 9-10,000 teu class vessels at a total interest cost of approximately 1.9% including margin.
While most of the Company’s swaps are designated as hedges for accounting purposes, the company also has interest and currency hedges that accounting wise are not designated as hedges and therefore recorded in the profit and loss statement. Due to extreme market movements towards the end of the quarter, the mark-to-market movements of these swaps were $23.2 million negative at quarter end.

Strategy and Outlook
All shipping markets have been impacted by the Covid-19 pandemic and the recent oil price drop. The Company’s strategy and $3.6 billion backlog of fixed rate charter contracts create high cash flow visibility, even in periods of market weakness and turbulence.

Management is committed to maintaining the Company’s conservative profile, and it has a strategy of chartering out the majority of SFL’s assets on a long term basis to reputable operators in the shipping and offshore markets. However, short term, management expects less revenue from its dry bulk and liner fleet trading in the spot and short term market.

Risk premiums on energy and shipping investments have increased significantly with the recent volatility in financial markets. At the same time, SFL has raised new fleet financings at all time low cost of debt and continued to expand its group of lending banks.

Maintaining a strong balance sheet is particularly important in times with high volatility and could lead to interesting opportunities in a setting where banks are holding back and many competitors are struggling. The Company’s objective has always been to create long-term shareholder value, and in the near term adjusting the dividend is a way to achieve this by retaining cash in the Company and strengthen the investment capacity.

Accounting Items
Under accounting principles generally accepted in the United States of America ("U.S. GAAP"), long term lease financing arrangements for 11 of our container vessels require us to report seven of these vessels as ‘Vessels and equipment under finance lease, net’ and the remaining four as ‘Investment in finance leases’, with the corresponding lease debt reported as ‘finance lease liability’, short and long term.
Additionally, another 21 container vessels and five VLCCs are also reported as ‘Investment in finance leases and vessel loans’ in the Company’s consolidated accounts.
Also under U.S. GAAP, subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment/deficit in associates’ using the ‘equity method’.
All these equity accounted subsidiaries are wholly owned by SFL, but due to the conservative structure of the leases, SFL is not deemed to be ‘primary beneficiary’ of the subsidiaries according to U.S. GAAP and therefore does not consolidate those entities. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in SFL’s consolidated income statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.
In SFL’s consolidated balance sheet, the total investment of the Company is a combination of ‘Investment/deficit in associates’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans.
ASU 2016-13 "Financial Instruments - Credit Losses" was effective for fiscal years and interim periods beginning after December 15, 2019 and requires among other things, the measurement of all expected credit losses, for financial assets held at the reporting date that are within the scope of the ASU, based on historical experience, current conditions, and reasonable supportable forecasts. Therefore, on January 1, 2020, the Company including its 100% owned subsidiaries accounted for as associates adopted this ASU resulting in credit losses of $33 million being recorded in equity on initial adoption and a charge of $2 million to the income statement in the first quarter incurred mainly in our results from associates.

Non-GAAP Financial Measures
In this press release we present additional information and measures in a way we believe will be most meaningful and useful to investors, analysts and others who use our financial information to evaluate our current and expected future cash flows. Some of the measurements we use are considered non-GAAP financial measures under SEC rules and regulations. In this release, we present Adjusted EBITDA which is a non-GAAP financial measure as defined in SEC Regulation G. We believe that this non-GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of our business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.
Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management's examination of historical operating trends, data contained in the Company’s records and other data available from first parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

May 20, 2020

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions can be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Senior Vice President & Chief Treasurer: +47 23114055
Marius Furuly, Vice President: +47 23114016

For more information about SFL, please visit our website: www.sflcorp.com

SFL CORPORATION LTD.
FIRST QUARTER 2020 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Mar 31,	Dec 31,	2019
except per share data)	2020	2019	(audited)
Charter revenues - operating lease	96,546	96,385	383,059
Charter revenues - finance lease and vessel loan (net of charter hire treated as Repayments)(1)	18,944	19,615	70,175
Profit share income, vessels	5,863	3,877	5,615
Profit share income, scrubber fuel-cost savings	543	—	—
Total operating revenues	121,896	119,877	458,849

Gain/(loss) on sale of assets and termination of charters	2,275	—	—

Vessel operating expenses	(40,390)	(34,985)	(134,434)
Administrative expenses	(3,512)	(2,238)	(10,203)
Depreciation	(27,173)	(28,297)	(116,381)
Vessel impairment charge	(80,511)	(34,141)	(60,054)

Operating (loss)/ income	(27,415)	20,216	137,777

Results in associates(2)	2,512	3,918	17,054
Interest income from associates(2)	3,532	3,532	14,128
Interest income, other	907	1,527	5,936
Interest expense	(34,224)	(34,844)	(136,974)
Amortization of deferred charges	(1,972)	(1,923)	(8,084)
Gain or (loss) on Investments in debt and equity securities	(13,562)	27,859	67,701
Income (expense) related to non-designated derivatives	(23,380)	3,908	(2,255)
Other financial items	6,548	(551)	(6,106)
Taxes	—	—	—
Net (loss)/income	(87,054)	23,642	89,177

Basic earnings per share ($)	(0.81)	0.22	0.83

Weighted average number of shares(3)	107,630,752	107,625,468	107,613,610
Common shares outstanding(3)	107,632,337	107,625,468	107,625,468

(1) ‘Charter revenues - finance lease and vessel loan’ are reported net of charter hire classified as ‘Repayment of investment in finance leases and vessel loans’ under US GAAP, which for the three months ended March 31, 2020 was $12.003 million (three months ended December 31, 2019, $12.040 million; full year 2019, $44.142 million).
(2) Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associates’ and ‘Interest income from associates’.
(3) The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements in connection with the Company's offering of the 2021 and 2023 Notes. The shares are owned by SFL and will be returned on or before maturity of the Notes in 2021 and 2023, respectively, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
FIRST QUARTER 2020 REPORT (UNAUDITED)

BALANCE SHEET	Mar 31,	Dec 31, 2019
(in thousands of $)	2020	(audited)
ASSETS
Short term
Cash and cash equivalents(1)	206,474	199,521
Restricted cash	11,467	3,495
Investment in marketable securities	60,231	74,079
Amount due from related parties	14,744	22,399
Investment in finance leases and vessel loans, current portion	56,990	56,189
Other current assets	40,836	34,804

Long term
Vessels and equipment, net	1,321,967	1,404,705
Vessels and equipment under finance lease, net	727,189	714,476
Investment in finance leases and vessel loans	891,481	938,198
Investment in associates(2)	30,586	42,161
Amount due from related parties - Long term(2)	314,000	327,616
Other long term assets	106,530	67,727

Total assets	3,782,495	3,885,370

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	257,571	253,059
Amount due to related parties	2,584	3,980
Finance lease liability, current portion	82,395	68,874
Other current liabilities	51,125	39,923

Long term
Long term interest bearing debt, net of deferred charges	1,336,195	1,355,029
Finance lease liability, long term portion	1,020,177	1,037,553
Deficit in associates(2)	12,938	—
Other long term liabilities	85,601	20,583

Stockholders’ equity	933,909	1,106,369
Total liabilities and stockholders’ equity	3,782,495	3,885,370
(1) Not including cash held by 100% owned subsidiaries accounted for as ‘Investment in associates’.
(2) Three of our subsidiaries were accounted for as ‘Investment/deficit in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment/deficit in associates’ and intercompany loans included within ‘Amount due from related parties, long term’.

SFL CORPORATION LTD.
FIRST QUARTER 2020 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Mar 31,	Dec 31,	2019
	2020	2019	(audited)

OPERATING ACTIVITIES
Net income	(87,054)	23,642	89,177
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,773	30,973	129,769
Vessel impairment charge	80,511	34,141	60,054
Adjustment of derivatives to fair value recognised in net income	23,221	(3,752)	3,449
(Gain) or loss on Investments in debt and equity securities	13,562	(27,859)	(67,701)
Results in associates	(2,512)	(3,918)	(17,054)
Loss (gain) on sale of assets and termination of charters	(2,275)	—	—
Repayment of Investment in finance leases and vessel loans	12,003	12,040	44,143
Other, net	(8,919)	540	8,170
Change in operating assets and liabilities	15,202	(7,411)	(300)
Net cash provided by operating activities	74,512	58,396	249,707

INVESTING ACTIVITIES
Additions to finance leases and vessel loans	(30)	(120,000)	(211,065)
Purchase of vessels and capital improvements in progress	(23,394)	(10,287)	(39,326)
Proceeds from sale of vessels and termination of charters	34,581	—	—
Cash received from (paid to) associates(1)	7,876	(3,584)	15,925
Other assets / investments	(61,737)	84,587	64,585
Net cash provided by/ (used in) investing activities	(42,704)	(49,284)	(169,881)

FINANCING ACTIVITIES
Repayments of finance lease liability	(3,855)	(17,051)	(63,663)
Proceeds from long and short term debt	122,231	182,480	458,781
Repayment of long and short term debt	(64,859)	(71,768)	(208,538)
Resale (repurchase) of Company bonds	(31,060)	—	(80,749)
Discount received on debt repurchased	—	—	1,654
Expenses paid in connection with securing finance	(1,371)	(420)	(4,261)
Principal settlements of cross currency swaps, net	(298)	—	(41,769)
Cash dividends paid	(37,671)	(37,669)	(150,659)
Net cash provided by/ (used in) financing activities	(16,883)	55,572	(89,204)

Net increase/ (decrease) in cash, cash equivalents and restricted cash	14,925	64,684	(9,378)
Cash, cash equivalents and restricted cash at beginning of period	203,016	138,332	212,394
Cash, cash equivalents and restricted cash at end of period	217,941	203,016	203,016

(1) Three of our subsidiaries were accounted for as ‘Investment/deficit in associates’ during the quarter. The ‘Cash received from (paid to) associates’ is only a part of the cash contribution from these subsidiaries. The net cash balance is recorded under ‘Interest income from associates’ and reflected in the Company’s Income Statement.

100% OWNED SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FIRST QUARTER 2020 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.sflcorp.com

Condensed income statement data for the three months ended March 31, 2020

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease (net of charter hire treated as Repayment of investment in finance leases)(1)	4,477	4,210	6,147	14,834
Interest expense, related party(2)	(1,271)	(900)	(1,361)	(3,532)
Interest expense, other	(1,900)	(2,217)	(2,563)	(6,680)
Other items(3)	(1,705)	(208)	(197)	(2,110)
Net (loss)/income(4)	(399)	885	2,026	2,512
(1) ‘Charter revenues - finance lease’ are reported net of charter hire classified as ‘Repayment of investment in finance leases’ under US GAAP, which for the three months ended March 31, 2020 was $11.359 million (SFL Deepwater Ltd, $3.854m; SFL Hercules Ltd, $4.076m; SFL Linus Ltd, $3.429m).
(2) ‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associates’.
(3) ‘Other items’ includes credit loss provision of $2.052 million. From January 1, 2020, the Company adopted the new credit loss accounting standard requiring the Company to measure expected credit losses for financial assets, including vessels and rigs that are classified as investment in financial leases.
(4) ‘Net (loss)/ income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of March 31, 2020

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	8,366	1,734	—	10,100
Investment in finance leases	273,834	284,863	369,934	928,631
Other assets	2,310	2,011	131	4,452
Total assets	284,510	288,608	370,065	943,183

Short term and current portion of long term interest bearing debt	11,827	16,154	12,073	40,054
Other current liabilities	4,416	1,918	3,264	9,598

Long term interest bearing debt	168,205	181,731	211,947	561,883
Long term loans from shareholders, net	113,000	80,000	121,000	314,000

Stockholder's (deficit)/equity(1)	(12,938)	8,805	21,781	17,648

Total liabilities and stockholder's (deficit)/equity	284,510	288,608	370,065	943,183
(1) ‘Stockholder’s (deficit)/equity’ from these subsidiaries appear in the Company’s consolidated balance sheet as ‘Investment/deficit in associates’.

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
FIRST QUARTER 2020 (UNAUDITED)

Adjusted EBITDA	Three months ended
(in thousands of $)	Mar 31, 2020
	Company (excluding 100% owned associates)	100% owned associates
Net cash provided by operating activities	74,512	7,737
Non cash movements in other assets and liabilities	(10,928)	8,244
Interest related to Non- Designated Derivatives	159	—
Interest expense	34,224	6,680
Interest income, other	(729)	—
Interest (income) expense from associates	(3,532)	3,532

Adjusted EBITDA (1)	93,706	26,193

(1)	‘Adjusted EBITDA’ is a non-GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.